ALPHATIME ACQUISITION CORP

500 5TH AVENUE, SUITE 938

NEW YORK, NEW YORK 10110

December 26, 2023

BY EDGAR

Frank Knapp and Wilson Lee

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Alphatime Acquisition Corp
Form 10-K for the fiscal year ended December 31, 2022
Filed March 24, 2023
File No. 001-41584

Ladies and Gentlemen:

This letter is in response to the letter dated December 21, 2023 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission addressed to Alphatime Acquisition Corp (the “Company”). For ease of reference, the text of the Staff’s comment is included below in bold-faced type, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2022

Evaluation of Disclosure Controls and Procedures, page 76

1.	We could not locate the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of the registrant’s disclosure controls and procedures pursuant to Item 307 of Regulation S-K. Please clarify and/or revise your periodic reports filed to date to include the required disclosures.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise future periodic filings to clarify the conclusions of our principal executive and principal financial officers regarding the effectiveness of the Company’s disclosure controls and procedures pursuant to Item 307 of Regulation S-K

If you have any questions, please feel free to contact me at (347) 627-0058 or our counsel, Michael J. Blankenship of Winston & Strawn LLP, at 713-651-2678.

Very truly yours,

/s/ Dajiang Guo

Dajiang Guo
Chief Executive Officer

cc: Michael J. Blankenship, Partner, Winston & Strawn LLP